Exhibit 99.1
EnCana completes US$500 million debt offering
CALGARY, Alberta (May 4, 2009) — EnCana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$500 million notes with a coupon rate of 6.50% due May 15, 2019. The net proceeds of the offering will be used to repay a portion of EnCana’s existing bank and commercial paper indebtedness.
These debt securities have been assigned a rating of A- by Standard & Poor’s Ratings Services, Baa2 by Moody’s Investors Service and A (low) by DBRS Limited.
The offering was made in the United States under EnCana’s previously filed shelf prospectus dated March 11, 2008 and a prospectus supplement dated April 29, 2009. Banc of America Securities LLC and Deutsche Bank Securities acted as joint book-running managers for the offering.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Susan Grey
Manager, Investor Relations
(403) 645-4751 EnCana Corporation